                                                                      Exhibit 12


                       MERCK & CO., INC. AND SUBSIDIARIES

               Computation of Ratios of Earnings to Fixed Charges
               --------------------------------------------------

                         (In millions except ratio data)


                                         Nine Months
                                           Ended
                                         September 30,                        Years Ended December 31,
                                                        --------------------------------------------------------------------
                                             2002          2001           2000          1999          1998           1997
                                          ----------    -----------    -----------    ----------    ----------    ----------

Income Before Taxes                       $  7,513.8    $  10,402.6    $   9,824.1    $  8,619.5    $  8,133.1    $  6,462.3

Add (Subtract):
One-third of rents                              62.0           77.7           67.0          66.7          56.4          46.6
Interest expense, gross                        292.7          464.7          484.4         316.9         205.6         129.5
Interest capitalized,                          (28.0)         (66.1)         (99.0)        (61.4)        (36.9)        (16.5)
       net of amortization
Equity (income) loss from affiliates,         (204.9)        (113.8)        (288.3)       (352.7)         36.6         153.0
       net of distributions
Preferred stock dividends, net of tax          124.7          199.6          205.2         120.7          62.1          49.6
                                          ----------    -----------    -----------    ----------    ----------    ----------
  Earnings                                $  7,760.3    $  10,964.7    $  10,193.4    $  8,709.7    $  8,456.9    $  6,824.5
                                          ==========    ===========    ===========    ==========    ==========    ==========


One-third of rents                        $     62.0    $      77.7    $      67.0    $     66.7    $     56.4    $     46.6
Interest expense, gross                        292.7          464.7          484.4         316.9         205.6         129.5
Preferred stock dividends                      178.1          285.1          293.1         172.4          88.7          70.9
                                          ----------    -----------    -----------    ----------    ----------    ----------
  Fixed Charges                           $    532.8    $     827.5    $     844.5    $    556.0    $    350.7    $    247.0
                                          ==========    ===========    ===========    ==========    ==========    ==========


Ratio of Earnings
 to Fixed Charges                                 15             13             12            16            24            28
                                                  ==             ==             ==            ==            ==            ==


For purposes of computing these ratios, "earnings" consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity income (loss) from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. "Fixed charges" consist of one-third of rents, interest expense as reported in the Company's consolidated financial statements and dividends on preferred stock of subsidiary companies.

We have corrected these ratios from those previously reported to reflect primarily (i) certain deductions from earnings from affiliates and (ii) the implied tax effect on preferred stock dividends paid by Merck.